SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  November, 2003

NORSKE SKOG CANADA LIMITED

(Name of registrant)

16th Floor, 250 Howe Street
Vancouver,
British Columbia, Canada, V6C 3R8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F

Form 40-F   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes

No    X

(If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b).)

82-_______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORSKE SKOG CANADA LIMITED

By:

/s/ Valerie Seager_________________________
Name:  Valerie Seager
Title:     Corporate Secretary

Date:  November 21, 2003

EXHIBIT INDEX

Exhibit

Description of Exhibit

Page

1

News release dated November 21, 2003

21 November 2003

NorskeCanada and Belkorp Group to alter terms of acquisition

VANCOUVER, BC – Norske Skog Canada Limited announced today that it has reached an agreement-in-principle with privately owned Belkorp Group to alter the terms on which the BC operations of Newstech Recycling will be acquired.

The purchase price to be paid by NorskeCanada is an aggregate of $58 million, subject to certain closing adjustments.  It was previously announced that the purchase price would be paid as to $29 million in cash and through the issue of $29 million of NorskeCanada common shares.  NorskeCanada and the Belkorp Group have now agreed that the portion of the closing price to be paid by issuing common shares will be set at NorskeCanada’s option, subject to a maximum value of the share consideration of $29 million.

NorskeCanada anticipates that the value of the share consideration and the number of shares to be issued will be set shortly before closing.  The shares to be issued by NorskeCanada will be issued at a price equal to the volume weighted average closing price of NorskeCanada’s common shares on the Toronto Stock Exchange for the 20 trading days prior to closing.  Closing of the transaction remains subject to final agreements and receipt of all necessary regulatory approvals and is expected to occur in early December.  NorskeCanada has filed a preliminary prospectus with the British Columbia Securities Commission for the purpose of qualifying the shares to be issued to Newstech Recycling.

Newstech Recycling operates the largest de-inking plant in Western Canada, where it converts post-consumer newspapers and magazines into a pulp that is used by NorskeCanada for recycled content in its newsprint and directory paper.  NorskeCanada is currently Newstech’s primary customer with annual purchases of approximately 120,000 tonnes of de-inked pulp.

Norske Skog Canada Limited is a broadly held independent Canadian public corporation that is listed on the Toronto Stock Exchange under the trading symbol NS. The company is North America’s third largest uncoated groundwood printing papers producer.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this news release are forward-looking, including statements with respect to anticipated closing of the transaction, costs, production and capacity and are subject to risks and uncertainties that may cause actual results to differ materially for those contained in these statements.

For further information:

Investors: Ralph Leverton

Media: Lyn Brown

Vice-President, Finance and CFO

Director, Corporate Affairs

604-654-4040

604-654-4212